THE FUTURE OF THERAPEUTIC CARE



FALL 2021

SEN-JAM
PHARMACEUTICAL

MISSION STATEMENT

FULL STRENGTH LIVING

We Improve Societal Wellbeing by Creating Therapeutics that are Safe, Efficacious, and Accessible

PROBLEM:
INFLAMMATION IS THE ROOT CAUSE OF MANY AILMENTS

Yet, the consumer has few therapeutic options that are safe, efficacious and inexpensive

INFLAMMATION AND IT'S ASSOCIATED PAIN DEBILITATES ALL OF US AT ONE TIME OR ANOTHER.


Veisalgia
(Alcohol hangover)
Opioid Withdrawal
INFLAMMATION
COVID-19
Vaccine Administration
Opioid Dependence
Arthritis
Viral Respiratory
Opioid Tolerance

SOLUTION:
8 PRODUCTS THAT PREVENT INFLAMMATION

Sen-Jam's platform of eight products are being developed to revolutionize how we treat inflammation and it's associated pain symptoms by REPURPOSING two molecules: NSAID + ANTIHISTAMINE.


SJP-001
Veisalgia
(Alcohol hangover)
SJP-005
Opioid Withdrawal
NSAID
+
ANTIHISTAMINE
SJP-002C
COVID- 19
SJP-006
Opioid Dependence
SJP-007
Opioid Tolerance
SJP-004
Arthritis
SJP-002
Viral Respiratory Infection
SJP-003
Vaccine Administration

DON'T CHASE THE PROBLEM – PREVENT IT.

BENEFITS FOR ALL STAKEHOLDERS

Patients, payers, providers, employers and society as a whole will benefit.



Ensures next day productivity
Prevents the 22 symptoms of alcohol hangover
SJP-001
Veisalgia
(Alcohol hangover)
Prevents adverse symptoms through modulation of glial cell activity
Increased patient completion of withdrawal treatment
SJP-005
Opioid Withdrawal
Human studies have shown to decrease opioid dose requirements
NSAID
+
ANTIHISTAMINE
Prevents cytokine storm
Inexpensive oral product
SJP-002C
COVID-19
Reduces viral load and inflammation
SJP-002
Viral Respirato-ry Infection
SJP-004
Arthritis
SJP-006
Opioid Dependence
SJP-003
Vaccine Administration
SJP-007
Opioid Tolerance

ON WE FUNDER, SEN-JAM IS FUNDRAISING FOR THE WHOLE PORTFOLIO, WITH 001, 002C AND 005 AS LEAD PRODUCTS.

RAISED TO DATE: $2.6M

Current Investors

Sen-Jam Founders
Accredited Investors - Reg D
StartUp Health
RedCrow/The Main Stage

RAISING: $5 MILLION

through Convertible Note, Grants & Licensing Agreements

* Forward looking projections cannot be guaranteed. Please inquire about Assumptions.

COMPETITION: ALCOHOL HANGOVER

Substantial Capabilities
Beyond Existing Offerings



Patented FDA-approved OTC product
SJP- 001
Soon to be the only OTC FDA approved product for hangover prevention.
Treating Symptoms
(After Symptoms)
Preventing Symptoms
(Before Symptoms)
Untested, unproven OTC supplement
ASPIRIN
MORNING RECOVERY
SUPER RECOVERY
10 PACK
PARTY PATCH

COMPETITION: COVID-19

Substantial Capabilities Beyond Existing Offerings



High Tolerability & Accessibility
SJP- 002C
A safe orally administered drug product for mild to moderate COVID-19. Used alone or with standard of care to prevent disease progression
HCQ
Steroids (accessible but intolerable)
Reducing Inflammation
Preventing Cytokine Storm
Remdesivir
Monoclonal Antibody Infusions
Low Tolerability & Accessibility

COMPETITION: OPIOID WITHDRAWAL

Substantial Capabilities
Beyond Existing Offerings



High Tolerability & Accessibility
SJP- 005
The only Rx product that treats the root cause of the problem
NARCAN® (naloxone HCl) NASAL SPRAY
Masking Symptoms
Preventing Symptoms
Lucemyra
Suboxone® Sublingual Film (buprenorphine and naloxone) CIII
CLONIDINE
0.2 mg/day
TEVA
Vivitrol® (naltrexone for extended-release injectable suspension)
METHADONE
Low Tolerability & Accessibility

WORLD CLASS TEAM

Collectively the Team has Led over $80M in Exits

MANAGEMENT TEAM



JIM IVERSEN, CEO
- 30+ years of providing Executive Leadership & Strategy across multiple industries
- Chairperson of the Opioid Crisis Working Group, part of StartUp Health
- Directorships and M&A advisory services
- Dedicated the last 4 years, full time, to Sen-Jam



JACQUELINE IVERSEN, RPh, MS, Head of Clinical Development
- Past pain research fellow: Memorial Sloan-Kettering Cancer Center
- 15+ years Hospital Clinical Pharmacist
- 10 years Pharmacy Clinical rdinator for Large Hospital System providing clinical education and Formulary selection
- Dedicated the last 4 years, full time, to Sen-Jam



THOMAS DAHL, PhD, Head of Product Development and Regulatory Affairs
- Sr. Biotech/Pharmaceutical Executive with expertise in early stage ventures, including development program strategy, clinical trial design and interpretation
- 25+ years experience in product development, both small molecules and biologics
- 35+ clinical trials under multiple INDs and CTAs across a variety of therapeutic indications



CHRISTINE LEONARD, Head of Marketing & Communications
- Award-winning marketing strategist
- 25+ years in marketing, business dev/strategic insight and creative communications
- Expertise in complex categories (financial services, CPG, conscious media, pharmaceutical and healthcare industries)

SCIENTIFIC ADVISORY BOARD

THOMAS DAHL, PhD
- Biotech Executive & Consultant

JORIS VERSTER, PhD
- Associate Professor of Psychopharmacology at Utrecht University

ANDREW SCHOLEY, PhD
- Professor, Director for Human Psychopharmacology at Swinburne Univ

GARY ZAMMIT, PhD
- Founder/CEO of Clinilabs Drug Development Corporation

FRANCIS FARRAYE, MD, MSC
- Senior Associate Consultant in Gastroenterology and Hepatology at the Mayo Clinic where he co-directs the Inflammatory Bowel Disease Center.

INTELLECTUAL PROPERTY

Single Point Ingenuity of Repurposing Two Existing Small Molecules with Proven Safety
25 Patents Pending

001

- US Patent 10,420,756 and we have an open IND to begin FDA Phase I/II Clinical Trial with CRO selected
- Patents gained in Japan, Australia, & South Africa
- Patents pending in EP, South Korea, Canada, Brazil, Mexico, China, Israel, & New Zealand
- Pre-clinical study in humans published showing efficacy with statistical significance

002

- US Patent pending

002C

- US Patent pending
- In-vitro results showed > 90% reduction of SARS-CoV-2-Viral Load
- Phase 2 Clinical Trial underway

003

- US Patent 10,874,653

004

- US Patent 10,765,630

005

- US Patent pending
- Patents pending for EP, Canada & Australia
- In-vivo study results published showing 50% reduction in withdrawal signs and duration

006

- US Patent 10,675,261
- Patents pending for EP, Canada & Australia

007

- US Patent 11,129,803

HOW IT WORKS

Preventing Inflammation and it's associated pain by Combining NSAID + Antihistamine


Social

SJP-001 ALCOHOL HANGOVER	SJP-002C COVID-19	SJP-005 OPIOID WITHDRAWAL
Procured via OTC	Procured via Rx	Procured via Rx
Take one dose orally before first drink	Take orally twice daily	Take orally (twice daily) when starting to taper off opioids for 7-14 days.
Stabilizes and regulates the body's release of immunological substances	Reduces inflammation & flu-like symptoms, stabilizes mast cells	005 decreases opioid induced pro-inflammatory mediators
Prevents headache, nausea, fatigue, apathy	Prevents cytokine storm & disease progression	Prevents increased dopamine
Ensures next day productivity	Avoids hospitalization	Reduces withdrawal symptoms and opioid cravings

FULL STRENGTH LIVING

ENTHUSIASM

Industry Leaders See the Impact

"Sen-Jam's preclinical work shows solid promise for its lead products."

- Joris Verster, PhD, Utrecht University

"Repurposing strategy can save valuable time because the safety, manufacturing processes, and pharmaceutical characteristics of a repurposed candidate have already been reviewed by the FDA."

– Robert Malone, MD, MS

"Non opioid pain relief is extremely exciting! If approved, this could alter the course of the US opioid epidemic."

– Julie Van Ness, President, Real Leaders



SEIZE THE DAY

Innovative Technology,
Meaningful Market Opportunity

Total estimated US market size of our 3 lead assets (001, 002C AND 005):
~$17 Billion Annually



~$4 Billion
Alcohol Hangover
001
~10 Billion
Viral Respiratory Infection
002
~10 Billion
COVID-19
002C
~250 Million
Vaccine Administration
003
~5 Billion
Arthritis
004
~3 Billion
Opioid Withdrawal
005
~2 Billion
Opioid Tolerance
006
~3 Billion
Opioid Dependence
007

US market size, estimated for each asset

REPURPOSING DRUGS
= COMMERCIAL RESOURCEFULNESS

Leveraging the 505(b)2 Pathway for Quick, Cost-Effective FDA Approval to Hit the Market ASAP



505(b)(1)
505(b)(2)
11.5 years
3.5 years
$2.6B
$.02B
Development Years (average)
Development Dollars (average in billions)

Data from Camargo

Regulatory Pipeline

PRODUCT	In-vivo Study	Safe in Humans	Pre-IND	IND Opened	Phase I	Phase II
SJP- 001		✓	✓	✓	2022	
SJP- 002C		✓	2021	-	-	✓
SJP- 005	✓	✓	2022	2022	2022	2023

GO-TO-MARKET STRATEGY & PLAN

Advancing Assets to Most Appropriate Value Inflection, then Selling or Licensing

Goal = sell/license each product by 2025

Completed for 001, 002C & 005

- DISCOVERY
- CLINICAL RESEARCH
- INTELLECTUAL PROPERTY RESEARCH & PATENT FILING

Medium to Long Term Plan

- CLINICAL PROGRAMMING/RESULTS
- REGULATORY STRATEGY/EXECUTION
- STRATEGIC PARTNERSHIP: REGULATORY OR COMMERCIAL

BUSINESS MODEL:
INFLECTION POINTS

Investment Required to Realize Value Inflection Points



Value Inflection Points
2022
2023
2024
2025
2026
Phase 1/2
$2M
Phase 3
$5M
Approval
$1M

001 VALUE AT FDA APPROVAL
= $465 Million (US Only)(a)



Value Inflection Points
2022
2023
2024
2025
2026
Phase 1/2
$2M
Phase 3
$10M
Approval
$1M

002C VALUE AT FDA APPROVAL
> $10 Billion



Value Inflection Points
2022
2023
2024
2025
2026
Phase 1/2
$10M
Phase 3
$37M
Approval
$3.4M

005 VALUE AT FDA APPROVAL
= $1.4 BILLION (US Only)(a)

(a) – Comprehensive valuation completed by Destum Partners

REVENUE FORECAST

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Projected Financials(000)										
Revenue[1]	$5,000	$9,250	$18,250	$21,525	$52,387	$47,871	$68,464	$90,138	$107,086	$124,919
Expenses										
- Research & Development[2]	$5,000	$20,000	$40,000	$20,000	$2,685	$2,744	$2,807	$2,872	$2,941	$3,013
- Sales, Gen, & Admin	$1,938	$2,034	$2,136	$2,243	$2,355	$2,473	$2,596	$2,726	$2,863	$3,006
EBITDA (Loss)	-$1,938	-$12,784	-$23,886	-$718	$47,347	$42,654	$63,061	$84,540	$101,283	$118,901

***Revenue is based on securing license agreements which is dependent on successfully advancing the regulatory work for our technology which is dependent on our ability to fund the regulatory work.**

Please enquire for: Notes regarding licensing fees and royalty payments; Assumptions on above projects

WHY WE ARE FUNDRAISING NOW

Accelerate and Complete 2022 Milestones

INITIAL GOALS 2022

Fundraising milestones on next page

LONGTERM GOALS 2023+BEYOND

Advance all products through FDA regulatory process until products are sold or licensed

Secure further IP

2022 MILESTONES

Two Key Milestones: (1) Raise $5M through Convertible Note, Grants & Licensing Agreements and (2) permanent financing to follow with Series A round or Public Offering in Q4



Feb
Mar
Apr
May
Jun
July
Aug
Sept
Oct
Nov
Dec
Regional Licensing - SJP-001
COVID-19 Phase 2 Trial - SJP-002C
Phase I/II Clinical Trial - SJP-001
MOUD "POC" - SJP-005
Pre-IND work - SJP-005
Series A or Public Offering

PLANNED USE OF $5M

SJP-001

- Phase 1 Clinical Trial
- Phase 2 Clinical Trial
- Further International I/P
- Regional Licensing

SJP-002C

- Phase 2 Clinical Trial
- Explore Emergency Use Authorization
- Pre-IND/IND (if needed)
- Regional Licensing
- Research Papers

SJP-005

- Proof of Concept
- Pre-IND/IND
- Research Papers

General

- WeFunder Campaign ($5M)
- Legal
- Additional I/P
- Working Capital
- Planning Series A or Public Offering in Q4

SEN-JAM
PHARMACEUTICAL

FULL STRENGTH LIVING

CONTACT US

Jim Iversen CEO

201-400-8083

jiversen@sen-jam.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Throughout this Executive Summary Presentation, Red Crow Crowd, Inc. (the "Company") makes forward-looking statements. Forward-looking statements include the words "may," "will," "estimate," "continue," "believe," "expect", "likely", "should" or "anticipate" and other similar words. These forward-looking statements generally relate to its business plans and objectives for future operations and are based upon reasonable estimates of future results or trends. Although the Company believes that its investment plans and objectives reflected in or suggested by such forward-looking statements are reasonable, such plans or objectives may not be achieved. Actual results may differ substantially from projected results due, but not limited to, unforeseen developments, including developments relating to the following:

The availability and adequacy of capital and/or cash to meet the Company's financial requirements; economic, demographic, regulatory, or financial changes, competition, and other conditions affecting the crowdfunding and/or healthcare industries; the ability of the Company to successfully execute its business plan, the ability to hire and retain key personnel, and other factors beyond the Company's control. Actual results may be materially different from current expectations. The forward-looking statements specialized in this Executive Summary have been compiled as of the date hereof and should be evaluated with consideration of any changes occurring after the date of this Executive Summary.

IMPORTANT LEGAL INFORMATION

This Executive Summary does not constitute an offer to sell securities but rather is solely for the purpose of summarizing certain information regarding a possible investment opportunity.

Interested persons should ask for and receive from the Company such additional information regarding the investment opportunity as such person deems appropriate before making an investment. Any such investment is contingent upon, among other things, satisfactory completion of due diligence and the execution of a definitive subscription agreement and related documents. This document has been prepared solely for the information of the person to whom it has been delivered on behalf of the Company and may not be reproduced or used for any other purpose. Due to the nature of an early-stage company like Sen-Jam Pharmaceutical which is an illiquid, high risk, speculative investment an investor should be aware that they could lose their entire investment.